December 30, 2010

Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:  Electronic Systems Technology, Inc.

       Form 10-K for the fiscal year ended December 31, 2009

       Filed March 26, 2010

       File No. 000-27793

Dear Mr. Cascio,

As you requested in your letter, dated December 13, 2010, Electronic Systems Technology, Inc. (the “Company”)  hereby acknowledges that in connection with responding to your comments contained in your letter dated  December 13, 2010, that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Electronic Systems Technology, Inc.

/s/ T. L. Kirchner

By:

T. L. Kirchner

Title:

Chief Executive Officer